UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-5734
The Retirement Plan of Agilysys, Inc.
Agilysys, Inc.
2255 Glades Road
Suite 301 E
Boca Raton, Florida 33431

Financial Statements and Supplemental Schedule
The Retirement Plan of Agilysys, Inc.
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Retirement Committee
The Retirement Plan of Agilysys, Inc.
We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 27, 2007

The Retirement Plan of Agilysys, Inc.
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value (see Note 4)	$103,711,467	$87,259,342
Receivables:
Employer contribution	—	438,461

Total Assets	103,711,467	87,697,803
Adjustment from fair value to contract value for fully benefit-responsive contracts	455,434	1,047,186

Net assets available for benefits	$104,166,901	$88,744,989

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 4)	$8,615,091
Interest and dividend income	769,814
Contributions:
Employer	2,685,200
Participants	7,354,925
Rollovers and other	789,876
Transfer from the CTS 401(k) Pension Plan	5,189,791

Total contributions	16,019,792

Total additions	25,404,697

Deductions
Benefits paid to participants	9,963,109
Administrative expenses (see Note 3)	19,676

Total deductions	9,982,785

Net increase	15,421,912

Net assets available for benefits:
Beginning of year	88,744,989

End of year	$104,166,901

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006
1. Description of Plan
The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement and the summary plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Agilysys, Inc. and certain of its subsidiaries (the Company and Plan Administrator) as defined in the summary Plan document. At December 31, 2006, eligible employees may participate in the Plan after completing sixty days of continuous service.
Effective January 1, 2006, the CTS 401(k) Pension Plan was merged into the Plan. The net assets of the CTS 401(k) Pension Plan were transferred into the Plan on January 6, 2006.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their annual pretax compensation provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. The Company will match 50% of the participants’ contributions on the first 6% of their compensation contributed. Employees who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Additional profit sharing amounts may be contributed at the discretion of the Company’s senior management. The additional profit sharing contributions may be made in cash or in common shares of the Company (Shares), provided that not more than 50% of the aggregate contribution for a Plan year is made in Shares. There were no profit sharing contributions for the year ended December 31, 2006. For the year ended December 31, 2005, the profit sharing contributions were $438,461, which were paid in cash in 2006.
Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and company contributions are eligible to be transferred to any of the investment options of the Plan.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after 5 years of credited service.
A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists.
Participant Loans
Participants may borrow up to 50% of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions.
Payment of Benefits
Benefit payment is generally available in the single sum payment form equal to the value of the participant’s vested interest in his or her account. Distribution of the participant’s account must commence by April 1 following the end of the calendar year in which the participant attains age 70 1/2.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Forfeited Accounts
At December 31, 2006 and 2005, forfeited nonvested accounts totaled $204,000 and $95,000, respectively. These accounts will be used to reduce future employer contributions. In 2006, employer contributions were reduced by $95,000 from forfeited nonvested accounts.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
New Accounting Pronouncement
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for fully-benefit responsive investment contracts which are adjusted from fair value to contract value in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and expenses. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by the Trustee. Equity securities, including Company Shares, are valued at the quoted market price in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.
One of the Plan’s investment options is the Babson Guaranteed Interest Account (GIA). Contributions to this fund are invested in high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. Participants are guaranteed preservation of principal and a stated rate of return regardless of economic events while the GIA agreement is active. Investment in the GIA is carried at contract value in the participants’ accounts, as described above. The fair value of the GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The adjustment to contract value is shown in the aggregate on the statements of net assets available for benefits and the GIA has been adjusted to contract value on the schedule of assets (held at end of year). Under the GIA agreement, the issuer does not guarantee payment of withdrawals at contract value as a result of premature termination of the contracts by the Plan or upon plan termination. The plan sponsor has not expressed any intention to take either of these actions. The yield earned by the GIA at December 31, 2006 and 2005 was 3.50%.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
3. Transactions With Parties in Interest
Party-in-interest transactions include the investment in the funds of the Recordkeeper, Company Shares and related dividend income, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
4. Investments
The following table presents investments at fair value that represent 5 percent or more of the Plan’s net assets:

	December 31
	2006	2005

AmerFunds EuroPacific Growth Fund	$9,817,157	$6,105,392
Babson Guaranteed Interest Account	18,924,720	16,540,760
Clover Capital Small Company Value Fund	14,143,759	11,792,270
MassMutual Destination Retirement 2020 Fund	8,985,301	8,548,508
Northern Trust Indexed Equity Fund	13,744,404	11,727,846
Oppenheimer Capital Appreciation Fund	11,930,871	11,798,556
T.Rowe Price Mid Cap Growth Equity II Fund	6,894,793	7,064,696
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net
Appreciation
(Depreciation)
in Fair Value
of Investments
Agilysys, Inc. common shares	$(3,757)
Common trust funds	(349)
Shares of registered investment companies	8,506,564
Common stock	112,633

$8,615,091

5. Income Taxes
The plan has received a determination letter from the Internal Revenue Service dated February 21, 2007, stating that the plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$104,166,901	$88,744,989
Less contributions receivable	—	438,461

Net assets available for benefits per the Form 5500	$104,166,901	$88,306,528

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2006:

Contributions per the financial statements	$16,019,792
Less contributions receivable at December 31, 2006	—
Add contributions receivable at December 31, 2005	438,461

Contributions per the Form 5500	$16,458,253

The Retirement Plan of Agilysys, Inc.
EIN #34-0907152       Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

		Description of	Current
	Identity of Issuer	Investment	Value

	Babson Core Bond Fund	347,171 units	$3,686,953
*	MassMutual Destination Retirement 2020 Fund	797,984 units	8,985,301
*	MassMutual Destination Retirement 2040 Fund	67,130 units	835,766
	American Funds EuroPacific Growth Fund	213,881 units	9,817,157
*	MassMutual Destination Retirement Income Fund	12,174 units	125,028
	Harris Focused Value Fund	100,456 units	1,867,484
	T. Rowe Price Mid Cap Growth Equity II Fund	475,503 units	6,894,793
*	MassMutual Destination Retirement 2030 Fund	137,054 units	1,661,098
	Wellington Fundamental Value Fund	365,571 units	4,518,456
	Northern Trust Indexed Equity Fund	1,037,314 units	13,744,404
	Oppenheimer Capital Appreciation Fund	251,706 units	11,930,871
	Waddell & Reed Small Cap Growth Fund	119,282 units	1,986,050
	Clover Capital Small Company Value Fund	907,233 units	14,143,759
	Self-Directed Brokerage Account		1,284,536
	Babson Guaranteed Interest Account	1,744,443 units	19,380,154
*	Agilysys Common Shares	128,221 shares	1,440,467
*	Participant Loans	Interest rates ranging from 5 % to 10% due by or prior to 2021	1,864,624

	Total		$104,166,901

*	Represents party in interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
The Retirement Plan of Agilysys, Inc.

June 29, 2007
/s/ Martin F. Ellis

Martin F. Ellis
Executive Vice President, Treasurer and Chief
Financial Officer

June 29, 2007
/s/ Richard A. Sayers II

Richard A. Sayers II
Executive Vice President, Chief Human
Resources Officer

The Retirement Plan of Agilysys, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.